

May 31, 2011

<u>Via U.S. Mail</u>

Chuan Beng Wei
Chief Executive Officer
REDtone Asia, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Road
Kwun Tong, Hong Kong

>   **Re: REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.)**
>   **Form 8-K/A filed on September 30, 2010, as amended by**
>   **Amendment No. 2**
>   **Filed on May 20, 2011**
>   **Form 10-Q for the quarterly period ended February 28, 2011**
>   **Filed April 14, 2011**
>   **File No. 333-129388**

Dear Mr. Wei:

    We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed on May 20, 2011</u>

<u>General</u>

1.   Page 4 discloses a reverse stock split that occurred on July 29, 2010 and caused your outstanding common stock to change from about 297 million shares to 25 million shares. However, it does not appear you filed a proxy or information statement for the reverse stock split. Please advise and, if applicable, discuss any liability under the federal securities laws. Further, page 40 shows that you have 60 million shares authorized as of May 31, 2010 and about 58 million shares outstanding. Please explain.

2.   We note your response to comment two from our letter dated April 14, 2011. The organizational diagram provided does not clarify the relationship between Hotgate Technology, Inc. and the REDtone related companies immediately before the reverse merger transaction. Please revise your diagram or otherwise clarify what relationship existed prior to the transaction.

Regulatory Matters, page 13

3.   We note your response to comment five from our letter dated April 14, 2011. Please file your business license issued by the State Administration for Industry and Commerce that allows you to carry out your distribution services. If applicable, revise to explain the material terms of this license such as its term, renewal provisions, and fees.

Sale of Unregistered Shares, page 17

4.   We note your response to comment six from our letter dated April 14, 2011. We also note from pages 13 and 14 of the Form 10-Q filed on April 14, 2011 that you acquired Redtone China by issuing 244,444,444 shares to Redtone International Berhad. Please revise to indicate that these shares are also subject to paragraph (i) of Rule 144.

Item 10. Directors, Executive Officers, and Corporate Governance, page 21

5.   Your disclosure on page 21 indicates that Ms. Sah became the CEO on May 3, 2010; however it appears that Mr. Wei has remained CEO. Please clarify Ms. Sah's past and current role with the company.

6.   Provide the disclosure required by Item 401(e) of Regulation S-K for all your current directors.

Note 3 – Summary of Significant Accounting Policies, page 30

(j) Revenue Recognition, page 32

7.   We note your response to comment 12 from our letter dated April 14, 2011 and refer you to your response to comment three from that letter. In your response you state that CTT owns the backbone transmission network infrastructure underlying your discounted consumer voice business, and that REDtone China does not provide any direct communication services. Upon review of the copy of the agreement provided, it appears that the company's revenue is based on the portion of gross profit allocation attributed to you. However, according to your revised revenue recognition policy disclosure, and your response to comment 16 from our letter dated April 14, 2011, it appears that you may be recognizing gross revenues and costs associated with this arrangement, and perhaps others. Please explain and provide specific reference to literature used to support your policy for recognizing discounted call services revenue. Include in your response your

consideration of the guidance in ASC 605-45 in determining that that recognition of gross, as opposed to actual, revenues and costs, is appropriate.

8.   If your arrangements and/or revenue recognition policy is different for different customers (consumer versus corporate) or based on different agreements (CTT versus other telecommunications providers), please explain this in detail. Specifically discuss whether your role is that of "principal" or "agent" in each of your significant collaboration agreements.

Note 15 – Variable Interest Entities ("VIEs"), page 39

9.   Please add a risk factor under Item 1A on page 13 related to the company's reliance on contractual arrangements (VIE structure) for all of its revenues. Highlight the fact that the company has no equity interest in these subsidiaries and the risks associated with this type of arrangement in light of legal structure in the PRC.

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

Consolidated Statements of Cash Flows, page 5

10.   We note your response to comment 15 from our letter dated April 14, 2011. However, you have not disclosed the nature of your relationship with REDtone Technology Sdn. Bhd. or when the "receivable" is expected to be repaid. Please tell us and expand your footnote disclosure in Note 10 to clarify, as the nature of the relationship and the anticipated repayment date are primary factors in determining the appropriate accounting for the balance.

Note 7 – Other Receivables and Deposits, page 9

11.   Please disclose the nature and repayment terms of the $711,826 in "other receivables" at February 28, 2011.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 15

Service Cost, page 16

12.   We note your response to comment 16 from our letter dated April 14, 2011. However, as noted in our comment above, with regard to your revenue recognition policy, your justification for recognizing costs on the gross basis is unclear. Please explain within the context of your accounting for revenues associated with your collaboration agreements. Include reference to authoritative literature used as guidance.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the

Chuan Beng Wei
REDtone Asia, Inc.
May 31, 2011
Page 4

financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 801-355-5005
Callie Jones, Esq.
Vincent & Rees